UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For August 5, 2025

Commission File Number: 001-42281

PREMIUM CATERING (HOLDINGS) LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

6 Woodlands Walk

Singapore 738398

(Address of principal executive offices)

YU CHUN YIN, EXECUTIVE DIRECTOR

Tel: +65 6355 9488

Email: IR@premium-catering.com.sg

6 Woodlands Walk

Singapore 738398

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

REGAINING COMPLIANCE WITH THE BID PRICE REQUIREMENT

TO CONTINUE LISTING ON NASDAQ

Premium Catering (Holdings) Limited, a Cayman Islands exempt company (the “Corporation”), received a letter dated August 5, 2025 (the “Compliance Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Compliance Letter informed the Company that it had regained compliance with Nasdaq’s bid price requirement (the “Bid Price Requirement”) in Listing Rule 5550(a)(2) and that the Company is therefore in compliance with the Nasddaq Capital Market’s listing requirements. Accordingly, the Company’s ordinary shares will continue to be listed on The Nasdaq Capital Market, and Nasdaq considers the matter closed.

“We are pleased that the Company has regained compliance with the Bid Price Requirement because we recognize the value to our shareholders of the Nasdaq listing and intend to continue to meet the Bid Price Requirement,” stated Mr. YU Chun Yin , an Executive Director of the Corporation.

Exhibits

99.1 Nasdaq Letter concerning regaining compliance with Minimum Bid Price Rule

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIUM CATERING (HOLDINGS) LIMITED (Registrant)

Date: August 7, 2025	By:	/s/ Yu Chun Yin
Yu Chun Yin, Executive Director